02 APR -3 AM 8:00

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

DATE: 4 APRIL 2002
EXEMPTION #82-4295

02028235

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **4 pages follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Coolgardie Gold Project Developments dated 4 April 2002

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully

M P Wright
Director / Company Secretary

4/10

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

4 April 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021

Dear Sir

COOLGARDIE GOLD PROJECT DEVELOPMENTS

- **MINING JOINT VENTURE AGREEMENT EXECUTED**
- **TOLL MILLING AGREEMENT EXECUTED**
- **NON – RECOURSE FINANCE AND HEDGING FACILITIES OBTAINED**
- **PROJECT PARAMETERS DETAILED**

Herald is pleased to announce the above developments in relation to the Coolgardie Gold project.

MINING JOINT VENTURE

Herald has executed a new mining joint venture agreement with its joint venture partners, MPI and Pittston (collectively "MPIP"), the principal terms of which are as follows:

- The interests of the Parties in the Coolgardie Gold Project shall be Herald 50%, MPIP 50%.
- MPIP shall pay Herald the sum of $3,475,000 for a 50% interest in Herald's treatment plant.
- MPIP retain the option to purchase 50% of Herald's former gold resources discovered prior to the entry of MPIP by the payment to Herald of $2,500,000. Prior to the exercise of this option in full:
  (i) MPIP shall pay the sum of $20 per ounce to Herald for MPIP's share of any ounces produced from these former resources until total payments of $2,500,000 have been made, thereby fully exercising the option;
  (ii) Herald shall retain the right to mine and treat from these resources 100% in its own right until the option is exercised in full.
- MPI shall act as Manager of mining and milling operations and ongoing exploration on behalf of the new joint venture. (MPIP presently operate the Stawell gold mine in Victoria)

- The commencement of the mining joint venture is conditional upon the execution of formal agreements for financing and hedging facilities by all parties, and any required government approvals being obtained.
- Notwithstanding the above approvals, the parties have committed to immediately commence a re-opening and re-furbishment plan on the Coolgardie Mill in readiness for the resumption of ore treatment, anticipated to be in August 2001. Herald's share of these costs is budgeted to be $0.45m (out of a total budget of $2.8m)

TOLL MILLING AGREEMENT

Herald and MPIP have executed a Toll Milling Agreement with Mines & Resources Australia Pty Ltd (a subsidiary of the Cogema Group) ("MRA"), to treat MRA's ore through the Coolgardie Mill, on the basis of cost plus a fixed fee per tonne of ore treated, plus a contribution to mill re-furbishment and re-opening costs.

MRA have contracted to take 800,000 tonnes per annum of the Mill's 1,200,000 tonnes per annum capacity, and to contribute $1.5m to the start up capital.

The above toll milling will provide valuable income to the joint venture, while at the same time prolonging joint venture reserves and reducing risk by ensuring that only the most profitable tonnes of joint venture ore are milled.

FINANCING AND HEDGING FACILITES OBTAINED

Herald is pleased to advise that it has signed a Letter of Offer from Macquarie Bank Ltd of non-recourse project finance ($7m) and hedging facilities for its 50% share of the Coolgardie Gold Project.

In addition Herald has locked in forward sales of 60,000 ozs of gold to underpin Project economics. The forward sales are deliverable from years 2002 to 2006 at a constant delivery price of $606 per oz.

Under the facilities Herald has the ability to forward sell additional ounces of gold, however it is choosing not to do so at this stage in case the gold price rises.

Drawdown on the finance facility is subject to the usual conditions precedent being met, and also the requirement that similar facilities are entered into by MPIP with Macquarie Bank.

Security on the Herald finance and hedging facilities is limited to the assets of wholly owned Herald subsidiaries Goldfan Ltd and Herald Operations Pty Ltd, and is non-recourse to Herald Resources Ltd.

Herald believes that the fact that it has been able to procure these facilities on a non-recourse basis serves as independent confirmation of the economic robustness of the Coolgardie Gold Project.

PROJECT PARAMETERS DETAILED

Total resources delineated to date at the Coolgardie Gold Project are in excess of 800,000 ozs, as detailed in the attached table.

Initially it is planned to produce approximately 200,000 of these ounces, predominantly from Empress, Lindsays and Greenfields, in conjunction with toll milling for MRA as detailed above.

A project development study and economic evaluation prepared by MPI has projected cash operating costs before toll milling credits of $377/oz. Herald's share of capital expenditures for underground development and mill refurbishment are approximately $6.1m which will be funded from the Macquarie facility.

Yours faithfully

M P Wright
Executive Director

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience; as well as Mr P Graham BSc, MAIG, who is a member of the Australian Institute of Geoscientists and who has had more than five years relevant experience..

The information in this report that relates to Mineral Resources is based upon information compiled by Mr. Geoff Eupene, B.Sc. (Hons), FAusIMM, MMICA, CPGeo, an independent Qualified/Competent Person, and a director of Eupene Exploration Enterprises Pty Ltd. Mr. Eupene has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (JORC Code). Mr. Eupene consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

COOLGARDIE GOLD PROJECT
RESOURCES TABLE

	Measured		Indicated		Inferred	
	Tonnes	*Grade (g/t Au)*	*Tonnes*	*Grade (g/t Au)*	*Tonnes*	*Grade (g/t Au)*
Open Pit						
Lindsays			6,400,000	1.9		
Greenfields			2,000,000	1.6	300,000	1.3
King Solomon Ext			490,000	1.7	310,000	2.1
Queen of Sheba			420,000	2.1	180,000	2.0
Empress / Alicia	155,000	1.5	270,000	1.5	125,000	1.7
Cookes	19,000	1.5	46,000	1.8	33,000	1.9
Friendship	66,000	1.4	34,000	1.5		
Happy Jack	30,000	1.4	56,000	1.4	21,000	1.7
Underground						
Empress North			209,000	11.7	45,000	14.0
Brilliant	140,000	4.3	230,000	4.4		
Low Grade Stockpiles	1,539,000	0.8				
TOTAL	**1,949,000**	**1.2**	**10,155,000**	**2.1**	**1,014,000**	**2.3**
Total Contained Gold	**72,000ozs**		**680,000ozs**		**74,000ozs**	
			Total Estimated Contained Gold			**826,000ozs**